Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Analyst Conference Call for the Year-End Report 2006 on February 13, 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 7, 2007--TeliaSonera's (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) Year-end Report 2006 will be announced on Tuesday February 13, 2007.

Mr Anders Igel, President and CEO of TeliaSonera AB and Mr Kim Ignatius, Executive Vice President and CFO of TeliaSonera AB, will be holding a conference call later that day to review the results. You are cordially invited to participate in this conference call.

Date: February 13, 2007

Time: 14:00 (Stockholm time)

15:00 (Helsinki time)

13:00 (London time)

08:00 (New York time)

Slide presentation

A slide presentation will be available on February 13 on TeliaSonera's web site: http://www.teliasonera.com/ir.

Dial-in information

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

Dial-in number: +44-(0)20-7162 0125

Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until Feb 20, 2007: +44-(0)20-7031

4064 Access code: 737374

See also the separate invitation to the press conference call at 10.00 (Stockholm time) the same day where you now have the possibility to listen in and attend the Q&A session via a conference call.

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http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=374757&fn=wkr0001.pdf

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CONTACT: TeliaSonera AB
Martti Yrjo-Koskinen
Head of Investor Relations
Tel: +46-(0)8-504 551 13
or
Press Office, +46-(0)8-713 58 30